Charming Shoppes, Inc.
Annual Shareholders Meeting



CHARMING SHOPPES, INC.

LANE BRYANT FASHION BUG. CATHERINES' PETITE SOPHISTICATE Crosstown\Traders, Inc.

June 21, 2007

CHARMING SHOPPES, INC.

it's all
about
her



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Forward-Looking Statements

This presentation contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. Such risks and uncertainties may include, but are not limited to: the failure to implement the Company's business plan for increased profitability and growth in the Company's retail stores and direct-to-consumer segments, the failure to successfully implement the Company's expansion of Cacique through new store formats, the failure to successfully implement the Company's integration of operations of, and the business plan for, Crosstown Traders, Inc., adverse changes in costs vital to catalog operations, such as postage, paper and acquisition of prospects, declining response rates to catalog offerings, failure to maintain efficient and uninterrupted order-taking and fulfillment in our direct-to-consumer business, changes in or miscalculation of fashion trends, extreme or unseasonable weather conditions, economic downturns, escalation of energy costs, a weakness in overall consumer demand, failure to find suitable store locations, the ability to hire and train associates, trade and security restrictions and political or financial instability in countries where goods are manufactured, the interruption of merchandise flow from its centralized distribution facilities, competitive pressures, and the adverse effects of natural disasters, war, acts of terrorism or threats of either, or other armed conflict, on the United States and international economies. These, and other risks and uncertainties, are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007 and other Company filings with the Securities and Exchange Commission. Charming Shoppes assumes no duty to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

CHARMING SHOPPES, INC.

A Multi-Brand, Multi-Channel Retailer Focused On Special Sizes With $3 Billion+ In Annual Sales



LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Our Differentiated Retail Store Brands

   

LANE BRYANT

LANE BRYANT outlet

FASHION BUG.

CATHERINES PLUS SIZES

PETITE SOPHISTICATE



CSI

CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Selected Catalog Titles







Lew Magram
Runway Fashions at Runaway Prices®
Spring Preview 2007
Spring Preview
Lew's Lowdown on the Latest Trends
Special Section: Buy Now, Wear Now
Over 90 styles in women's sizes
W
$5.95 flat rate shipping
on your order from this catalog
LewMagram.com
1-800-624-7267

BEDFORD FAIR
lifestyles®
Spring Preview 2007
IT'S A SEASON OF POSSIBILITIES
We Have Your Size
Misses, Petites, Women's and Talls
Cover Items sold on pg 43
CLOTHES THAT DO MORE FOR LESS 1-800-964-1000 BEDFORDFAIR.COM

MONTEREY BAY
clothing company®
Spring... Inspired Styles, New Looks
Misses • Petites • Talls • Women's
Shop anytime: 800-569-4740
ShoptheBay.com

Figis
Est. 1944
Gifts in Good Taste®
Christmas 2006
Holiday Food Gift Favorites For Over 60 Years.

Arizona Mail Order Company, Inc. Since 1946
FALL 2006 $2
OLD PUEBLO TRADERS®
60 YEARS
Apparel for Misses, Petite, Women, Women's Petite. Footwear 4-13, N-WW
Great Fall Values on the
Best Brands
sized for you!
from $59.99
only $39.99
Call 24 hours toll-free 1-800-362-8400. Order online at www.shopOPT.com

BROWNSTONE STUDIO®
SPRING PREVIEW 2007
New York Fashion Pros Unveil Our Spring Collection in Stately Newport RI
Plus, a Special BUY NOW, WEAR NOW Selection
Misses, Petites & Womens Sizes
1-800-221-2468

Our Leading Position In Our Market

- Charming Shoppes Holds The #1 Market Position In Women's Specialty Plus Apparel, With Over 40% Share*

- Charming Shoppes Holds The #2 Market Position In All Women's Plus Apparel, With Over 10% Share*

- Lane Bryant® Is The Leading Brand In Women's Plus Apparel

- Lane Bryant Is Our Most Profitable Brand, And Is Our Primary Brand Growth Vehicle



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

*Derived From NPD Group Data

CHARMING SHOPPES, INC.

A Multi-Brand, Multi-Channel Retailer

	Retail Stores	E-Commerce	Catalog	Outlet
LANE BRYANT	✓	✓		✓
FASHION BUG	✓	✓	✓	
CATHERINES® PLUS SIZES	✓	✓	✓	
PETITE SOPHISTICATE				✓
Crosstown Traders, Inc.		✓	✓	✓



CSI CHARMING SHOPPES, INC LANE BRYANT FASHION BUG CATHERINES® PETITE SOPHISTICATE Crosstown Traders, Inc.

Multi-channel Customers Have A Higher Annual Spend Than Single-channel Customers


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Year 1
Year 2
Year 3
Retail First Customers Are Worth 4x More Than A Single Channel Shopper After 3 Years
e-Com First Customers Are Worth Almost 3x More Than A Single Channel Shopper
Single Channel Customer

CSI CHARMING SHOPPES, INC. LANE BRYANT FASHION BUG CATHERINES PETITE SOPHISTICATE Crosstown Traders, Inc.

*Source: Forrester Research (WSJ 09/03/04) and Charming Shoppes Research

CHARMING SHOPPES, INC.

2006 Review



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown\Traders, Inc.

CHARMING SHOPPES, INC.

Earnings And Sales Growth Continued During 2006



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

Sales Growth To $3.1 Billion

(Fiscal Year Ended February 3, 2007)

11% Increase In Net Sales, From $2.8 Billion To $3.1 Billion





Net Income Increase To $109 Million

(Fiscal Year Ended February 3, 2007)

10% Increase
In Net Income,
From $99
Million To
$109 Million





Earnings Per Share Of $0.81
(Fiscal Year Ended February 3, 2007)

EPS Growth
From $0.76
To $0.81
Per Share





CHARMING SHOPPES, INC.

LANE BRYANT FASHION BUG. CATHERINES PETITE SOPHISTICATE Crosstown Traders, Inc.

Our Lane Bryant Store Growth Strategy Continues

- During 2006, We Grew Lane Bryant To 777 Stores

- Our Goal: 1,000 Stores*

- Our Bricks And Mortar Growth Is Focused On Strip And Lifestyle Centers And Lane Bryant Intimate Apparel Side By Side Stores

- Contributes To Both Top Line And Operating Margin Expansion



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

*Management Estimate

Lane Bryant Store Growth

- Migrating Our Store Locations To Strip And Lifestyle Centers
- Ultimately, 50%* Of Lane Bryant Stores Will Be Located In Strip And Lifestyle Centers
- Contributes To Operating Margin Expansion





CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

*Management Estimate





Lane Bryant Intimate Apparel Store

- Our New Lane Bryant Store Concept Is The Cacique® Intimate Apparel Store
- We Now Operate 80 Side By Side Stores
  - > 2,000 Square Feet Dedicated To Intimates, With Its Own Front Entrance
  - > Growth To More Than 300 Stores*
  - > Contributes To Both Top Line And Operating Margin Expansion



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

*Management Estimate



We Are Increasing The Number Of Intimate Apparel Stores To At Least 300 Stores, Primarily In Strip Centers

Current

With 1,000* Lane Bryant Store Goal Accomplished







LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

*Management Estimate

Lane Bryant Outlet™ – A Huge Win

- ## An Unprecedented Execution
  - > 76 Lane Bryant Outlet Stores Opened in _3 Weeks_
  - > Exceeding Our Sales And Profitability Expectations
  - > Contributes To Both Top Line And Operating Margin Expansion



LANE BRYANT   FASHION BUG.   CATHERINES·   PETITE
                                                               SOPHISTICATE   Crosstown\Traders, Inc.



Petite Sophisticate *Is Back!*

- We Acquired The Petite Sophisticate® Trademark In Early 2006
- We Opened 45 Petite Sophisticate Outlet™ Stores *IN ONE DAY*
- Tremendous Opportunity For Us To Leverage Our Expertise In Special Sizes
  > The Women's Petites Apparel Market Represents Approximately $10 Billion* In Annual Sales
- Leveraging Our Operational Infrastructure To Manage Both Lane Bryant Outlet And Petite Sophisticate Outlet
- Contributes To Both Top Line And Operating Margin Expansion



LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

*Derived From NPD Group Data

Charming Outlets - Today And Tomorrow

- Our Outlets Are The Only "Pure Play" Women's Plus Specialist And Women's Petite Specialist In The Outlet Channel

  > 90 Lane Bryant Outlet Stores Are Now In Operation, Growing to 150 Stores*

  > 46 Petite Sophisticate Outlet Stores Are Now In Operation, Growing to Over 100 Stores*



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

*Management Estimate



Our Rapid Growth In Ecommerce Sales Continues
(Fiscal Year Ended February 3, 2007)

Ecommerce Sales Have Compounded At An 83% Annual Growth Rate Since 2003

Contributes To Both Top Line And Operating Margin Expansion





LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Operational Achievements

- Our Supply Chain Management Group Was Honored By Kurt Salomon Associates, Which Named Charming Shoppes #1 In Logistics Performance In A Peer Benchmarking Study Of Distribution Operations

- Credit Ranking
  - > The Nation's 7th Largest In-house Proprietary Credit Program

- Continued Growth In Sourcing Volumes Across Each Of Our Businesses
  - > Contributes To Our Operating Margin Expansion



LANE BRYANT   FASHION BUG.   CATHERINES°   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

We Were Added To Two Important Indices During the Year

- With Our Growing Track Record Of Improving Financial Performance, We Met The Appropriate Financial And Liquidity Criteria To Be Added To The NASDAQ Global Select Market^{SM}

- We Were Added To The S&P MidCap 400 Index During The Year






LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.



Our CGQ® Rating

- Charming Shoppes Inc.'s Corporate Governance Quotient (CGQ®), As Of June 5, 2007, Is Better Than 97.1% Of Russell 3000 Companies And 93.8% Of Retailing Companies



CHARMING SHOPPES, INC.   LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

figure

PLUS-SIZE SWIMWEAR PREVIEW
figure
APRIL 2007
CONFIDENT
SEXY
PLUS-SIZE
44 HOT STYLES
TO FLATTER YOUR FIGURE!
QUEEN LATIFAH
RULES THE RED CARPET
+
FOOL-PROOF
BRA FIT GUIDE
—JUST FOR CURVY GIRLS
Display until May 8, 2007
$3.95 USA / $5.50 CANADA

figure – 6 Issues A Year, And A Book!

500,000 In Annual Circulation

50,000 Subscriptions

figure Initiatives Enhance Our Branding Power





CSI CHARMING SHOPPES, INC. | LANE BRYANT | FASHION BUG. | CATHERINES | PETITE SOPHISTICATE | Crosstown Traders, Inc.





In 2006, We Celebrated Our 11th Year, And We Crossed The 70,000 Coat Milestone In Our Keeping Kids Warm® Program



CHARMING SHOPPES, INC.   LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.




Voices: Celebrated *Again* On The Montel Williams Show







Police Athletic League of Philadelphia

Cops Helping Kids Since 1947

Positive Images

CSI CHARMING SHOPPES, INC.

LANE BRYANT

FASHION BUG.

CATHERINES

PETITE SOPHISTICATE

Crosstown Traders, Inc.

St. Therese's School





The New Roof Is On!

CHARMING SHOPPES, INC.

2007 And Beyond

Our Growth Plans Continue…



Lane Bryant Catalog Today



WOMAN WITHIN
LANE BRYANT
SAME CATALOG
NEW NAME
TAKE AN EXTRA 20% OFF
THE SINGLE ITEM OF YOUR CHOICE
PRE-SEASON SWIM SALE
BUY NOW, DON'T PAY UNTIL MAY
PLUS-SIZE

The Lane Bryant Catalog Today Produces Annual Revenues Of More Than $300 Million* And Is America's Largest Plus Apparel Catalog

Lane Bryant Catalog Owned And Operated by Redcats USA



CSI CHARMING SHOPPES, INC. LANE BRYANT FASHION BUG CATHERINES PETITE SOPHISTICATE Crosstown Traders, Inc.

*Management Estimate

Lane Bryant Catalog Today



The Reversion Of The Trademark For The Lane Bryant Catalog Occurs In October 2007

Lane Bryant Catalog Owned And Operated by Redcats USA



CSI

CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Our Lane Bryant Catalog

- We Plan To Launch Our Lane Bryant Catalog In November 2007
- Will Further Leverage The Operations And Infrastructure Of Crosstown Traders
- Expected To Contribute To Both Top Line And Operating Margin Expansion



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES’   PETITE SOPHISTICATE   Crosstown Traders, Inc.

FASHION BUG ®

Introducing EXCLUSIVE brands for Fall 2007



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

GITANO®



- Represents A Lifestyle With Universal Appeal For Up-to-date Women

- Target Ranges Are Broad In Age (24-55) And Income Levels

- Gitano Is About Fresh, Fun, Style

- Chain Wide



CSI

CHARMING SHOPPES, INC.   LANE BRYANT   FASHION BUG.   CATHERINES®   PETITE SOPHISTICATE   Crosstown Traders, Inc.







CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Exciting Brands In Fashion Bug Stores Today



- Provides Broad Appeal As A Nationally Recognized Brand While Also Being Proprietary
- Adds Credibility To The Intimates Area While Supporting New Customer Growth
- Will Be Expanded Into Other Categories: Sleepwear, Hosiery
- In 800 Stores



- Customer Has Active Lifestyle And Seeks A Sporty Look
- Full Chain, 36 "Skechers Shops"



- Targets Younger/ Trendier Customers While The Basic Styles Target The Classic Customer/Service Professionals



CHARMING SHOPPES, INC.   LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown\Traders, Inc.

LANE BRYANT



RIGHT
FIT
BY LANE BRYANT ™



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Our Efforts Have Led Us To Define Three Basic Fits







LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

AT LAST!

RIGHT
FIT
BY LANE BRYANT™

3 DREAM PANT FITS CUSTOM MADE FOR YOUR BODY

 **RIGHT YELLOW**
Are you straight from your waist through your hips?

 **RIGHT RED**
Are you slightly curved from your waist to your hips?

 **RIGHT BLUE**
Are you fullest at your hips?

WHAT IS YOUR RIGHT FIT?




CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown\Traders, Inc.

Leveraging Our Expertise
In Special Sizes

PETITE®
SOPHISTICATE



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.



PETITE SOPHISTICATE

P.S. STORE FRONT

Petite Sophisticate II
CHARMING SHOPPES, INC.

CSI
CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Our PetiteSophisticate.com Marketing Site



PETITE SOPHISTICATE
FITS THE REAL YOU
privacy
contact us
faqs
credit
the fit
registration/ account
store locator
Is today the day to do nothing at all?
finally... casualwear that fits the real you™
sizes 0P–14P
Outlet Stores
EVERYDAY LOW PRICES
Find an outlet near you.
Want to receive Petite Sophisticate discounts and e-mail updates?
Sign up now!

This Fall, She Can Purchase And Apply For Credit Online



CSI CHARMING SHOPPES, INC. LANE BRYANT FASHION BUG CATHERINES PETITE SOPHISTICATE Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

Our Growth Plans Summary



CHARMING SHOPPES, INC.

LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

A Multi-Brand, Multi-Channel Retailer

Our Goal Is To Grow To
$4 Billion In Annual Sales Over The
Next Several Years



LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

CHARMING SHOPPES, INC.

Shifting The Mix To Higher Operating Margin Businesses

$3.1 Billion



Outlet 2%
Catalog 14%
Ecommerce 3%
CA Stores 11%
LB Stores 35%
FB Stores 35%



$4 Billion*

Lane Bryant Brand Contributing More Than 45% Of Total Revenues

Outlet 5%
Catalog 17%
Ecommerce 7%
CA Stores 10%
LB Stores 35%
FB Stores 26%



*Management Estimate

Our Financial Plans* Include:



BRICKS & MORTAR

$2.9 Billion

E-COMMERCE

$300 Million

A MULTI-CHANNEL RETAILER

CATALOG

$700 Million

OUTLET

$200 Million

*Management Estimate

CHARMING SHOPPES, INC.

A Multi-Brand, Multi-Channel Retailer

	Retail Stores	E-Commerce	Catalog	Outlet
LANE BRYANT	✔	✔	✔	✔
FASHION BUG.	✔	✔	✔	
CATHERINES PLUS SIZES	✔	✔	✔	
PETITE SOPHISTICATE	✔	✔		✔
Crosstown Traders, Inc.		✔	✔	✔



CHARMING SHOPPES, INC.   LANE BRYANT   FASHION BUG.   CATHERINES   PETITE SOPHISTICATE   Crosstown Traders, Inc.

Charming Shoppes, Inc.
Annual Shareholders Meeting



LANE BRYANT   FASHION BUG.   CATHERINES'   PETITE SOPHISTICATE   Crosstown\Traders, Inc.

June 21, 2007